Exhibit 25

FOR IMMEDIATE RELEASE

Contacts:
Richard Skaare                         Dan Katcher / Judith Wilkinson
AMP Corporate Communication            Abernathy MacGregor Frank 717/592-2323
212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965


           AMP FILES LAWSUIT IN PENNSYLVANIA AGAINST ALLIEDSIGNAL

HARRISBURG, Pennsylvania (August 24, 1998) - AMP Incorporated (NYSE: AMP) announced today that it has filed a complaint in the United States District Court for the Eastern District of Pennsylvania against AlliedSignal Inc. (NYSE: ALD) and its wholly owned subsidiary, PMA Acquisition Corp. ("PMA"), seeking declaratory and injunctive relief to prevent AlliedSignal from pursuing its attempt to pack the AMP Board of Directors with AlliedSignal executive officers and directors.

As detailed in its complaint, AMP alleges that AlliedSignal's Schedule 14D-1 filed with the Securities and Exchange Commission is false and misleading. In the 14D-1, AlliedSignal fails to disclose that if it were to succeed in placing its representatives on the AMP Board, those representatives would have an irreconcilable conflict of interest. The complaint also alleges, among other things, that AlliedSignal's attempt to pack the AMP Board with persons having a primary loyalty to AlliedSignal would prevent the current members of the AMP Board from fulfilling their fiduciary duties to AMP under Pennsylvania law.

Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached
$5.75 billion in 1997.

                                   # # #

AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations) and Mary Rakoczy (Manager, Shareholder Services). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.


AMP has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the AlliedSignal Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning CSFB. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In the normal course of its business, CSFB regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB and its associates having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of August 19, 1998, CSFB had a net long position of 124,466 shares of AMP common stock.